Exhibit 12.01

VALERO ENERGY CORPORATION AND SUBSIDIARIES

STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED

CHARGES AND RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED

STOCK DIVIDENDS

(Millions of Dollars)

	Nine Months Ended September 30, 2006		Year Ended December 31,
			2005		2004		2003		2002		2001
Ratio of Earnings to Fixed Charges:
Earnings:
Income from continuing operations before income tax expense, minority interest in net income of consolidated subsidiaries, distributions on preferred securities of subsidiary trusts and income from equity investees	$6,525		$5,206		$2,726		$981		$191		$913
Add:
Fixed charges	422		475		410		396		409		143
Amortization of capitalized interest	7		8		7		6		6		5
Distributions from equity investees	37		50		42		26		5		3
Less:
Interest capitalized	(129)		(68)		(37)		(26)		(16)		(11)
Distributions on preferred securities of subsidiary trusts	—		—		—		(17)		(30)		(13)
Minority interest in net income of Valero L.P.	—		—		—		(2)		(14)		—

Total earnings	$6,862		$5,671		$3,148		$1,364		$551		$1,040

Fixed charges:
Interest expense, net	$151		$266		$260		$261		$286		$88
Interest capitalized	129		68		37		26		16		11
Rental expense interest factor (1)	142		141		113		92		77		31
Distributions on preferred securities of subsidiary trusts	—		—		—		17		30		13

Total fixed charges	$422		$475		$410		$396		$409		$143

Ratio of earnings to fixed charges	16.3	x	11.9	x	7.7	x	3.4	x	1.3	x	7.3	x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total earnings	$6,862		$5,671		$3,148		$1,364		$551		$1,040

Total fixed charges	$422		$475		$410		$396		$409		$143
Preferred stock dividends	3		20		19		7		—		—

Total fixed charges and preferred stock dividends	$425		$495		$429		$403		$409		$143

Ratio of earnings to fixed charges and preferred stock dividends	16.1	x	11.5	x	7.3	x	3.4	x	1.3	x	7.3	x

(1)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.